Rithm Capital Partners with Darwin Homes to Form Innovative Single-Family Rental Management Technology Platform

Establishes Adoor Property Management, LLC, Utilizing Darwin’s End-to-End Technology to Enhance the Resident Experience and Drive Management Efficiencies for Adoor’s Rapidly Growing Portfolio

Pagaya Onboards Leading Asset Manager, Rithm Capital, to its Network Through its B2B2C Rental Product, Operated by Darwin

October 31, 2023 – New York, NY – Rithm Capital Corp. (NYSE: RITM) (“Rithm”), an asset manager focused on the real estate, credit and financial services industries, and Darwin Homes, Inc. (“Darwin”), a subsidiary of Pagaya Technologies Ltd. (NASDAQ: PGY) (“Pagaya”), which offers a technology-driven real estate platform, today announced a new strategic partnership.

The agreement will establish Adoor Property Management LLC (“APM”), a new property management platform for Rithm’s wholly owned subsidiary Adoor LLC’s (“Adoor”) build-to-rent and single-family rental (“SFR”) homes. The partnership will also onboard Adoor’s current SFR portfolio onto Darwin’s turnkey, technology management platform.

APM will leverage Darwin’s proprietary software and end-to-end real estate platform, establishing the new venture as a leading player in the SFR industry and enabling Rithm to focus on capital allocation and strategic decision-making. Rithm’s investment and asset management capabilities, combined with Darwin’s cutting-edge technology, will position the new venture to drive improved operational efficiencies and enhance the resident experience across the portfolio, while supporting Rithm’s long-term growth objectives.

“We are pleased to work with Darwin Homes, whose unique and efficient technology platform will help set the bar for tech-enabled property management and deliver a great resident experience,” said Michael Nierenberg, Chairman, Chief Executive Officer and President of Rithm Capital.
“This partnership significantly enhances our real estate investment platform by incorporating technology- driven property management capabilities. By continuing to develop Adoor into a vertically integrated platform, we are well positioned to grow our portfolio of high-quality homes and meet the increased demand for accessible and affordable rental housing,” said Charles Sorrentino, Managing Director, Chief Investment Officer of Rithm Capital.

“This strategic partnership with Rithm is the direct result of a shared vision for innovation and excellence. Darwin Homes’ proprietary technology enables Pagaya’s partners to seamlessly launch residential real estate businesses on top of our existing technology stack and provide an enhanced tenant experience for their portfolio,” said Ryan Broderick, CEO of Darwin Homes.

Pagaya, a global technology company delivering artificial intelligence infrastructure for the financial ecosystem, acquired Darwin Homes earlier this year, in order to extend Pagaya’s two-sided network product solutions to the real estate market.

About Rithm Capital

Rithm Capital is an asset manager focused on the real estate and financial services industries. Rithm Capital’s investments in operating entities include leading origination and servicing platforms held through its wholly-owned subsidiaries, Newrez LLC, Caliber Home Loans Inc. and Genesis Capital LLC, as well as investments in affiliated businesses that provide residential and commercial real estate related services. The Company seeks to provide attractive risk-adjusted returns across interest rate environments. Since inception in 2013, Rithm Capital has delivered approximately $4.9 billion in dividends to shareholders. Rithm Capital is organized and conducts its operations to qualify as a real estate investment trust (REIT) for federal income tax purposes and is headquartered in New York City.

About Darwin Homes
Darwin Homes is a leading proptech single-family rental manager at the forefront of innovation in the real estate industry. With its proprietary end-to-end software platform, data-driven ethos, and integrated operations, Darwin Homes sets new standards for property management. By leveraging cutting-edge technology and a commitment to exceptional service, Darwin Homes optimizes the tenant experience, maximizes operational efficiency, and drives investor value.

About Pagaya
Pagaya (NASDAQ: PGY) is a global technology company making life-changing financial products and services available to more people nationwide, as it reshapes the financial services ecosystem. By using machine learning, a vast data network and a sophisticated AI-driven approach, Pagaya provides comprehensive consumer credit and residential real estate solutions for its partners, their customers, and investors. Its proprietary API and capital solutions integrate into its network of partners to deliver seamless user experiences and greater access to the mainstream economy. Pagaya has offices in New York and Tel Aviv. For more information, visit pagaya.com.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS
This Press Release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “expect,” “plan,” “anticipate,” “estimate,” “intend” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. These forward-looking statements may include, but are not limited to, statements regarding the impact of the new joint venture on Pagaya, Darwin and Rithm’s business, the ability to onboard Adoor’s SFR portfolio onto Darwin’s technology management platform, and the ability of combining Rithm’s investment and asset management capabilities with Darwin’s cutting-edge technology to drive improved operational efficiencies and enhance the resident experience across the SFR portfolio. These forward-looking statements are based on the companies’ expectations and assumptions as of the date of this Press Release. Each of these forward-looking statements involves risks and uncertainties. Actual results may differ materially from those expressed or implied by these forward-looking statements. Except as required by law, the companies undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should, therefore, not rely on these forward-looking statements as representing the companies’ views as of any date subsequent to the date of this Press Release.
Contacts

Rithm Capital

Jon Keehner / Sarah Salky / Erik Carlson
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449
ritm-jf@joelefrank.com

Darwin / Pagaya

Jency John
Head of Investor Relations
IR@pagaya.com

Emily Passer
Head of PR & External Communications
Press@pagaya.com